4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES THIRD QUARTER FISCAL 2008
FINANCIAL RESULTS

WINNIPEG, Manitoba – (April 14, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today reported the results of operations for the three and nine month periods ended February 29, 2008. All amounts referenced herein are in Canadian dollars unless otherwise noted. At the close of business on February 29, 2008, the exchange rate was CAD$1.00 = US$1.02.

Clinical Update

On February 22, 2008 the Company announced that an analysis of the data from its pivotal phase 3 MEND-CABG II clinical trial showed that it did not meet the primary endpoint. The trial was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG surgery indication at this time.

Although Medicure has decided not to continue pursuing MC-1’s acute clinical development at this time, the Company remains optimistic in the potential clinical utility of MC-1 in the treatment of certain chronic cardiovascular and metabolic conditions, including for the treatment of hypertension, type II diabetes and dyslipidemia. The Company has been developing MC-1 for use in two fixed dose combinations for these chronic indications, including MC-4232 (combination of MC-1 and lisinopril) and MC-4262 (combination of MC-1 and an Angiotensin Receptor Blocker). Due to the Company’s decision to discontinue the development of MC-1 as a monotherapy for acute indications such as CABG surgery, the Company may also develop MC-1 as a monotherapy for one or more of these chronic indications.

Corporate Update

Subsequent to the end of the fiscal period ended February 29, 2008, Medicure announced a restructuring plan upon which the organization eliminated approximately 50 employees and full-time consultants.

These changes follow the Company’s announcement that it does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG surgery indication at this time. This decision was based on an analysis of the data from its pivotal phase 3 MEND-CABG II clinical trial that showed that the study did not meet the primary endpoint.

Due to the restructuring of the Company’s operations, Charles Gluchowski, PhD resigned as the Company’s Vice President, Research and Development to pursue other interests. The Company will continue to work with Dr. Gluchowski on a consulting basis. “We thank Charlie for his dedicated service, and his commitment to continue to serve Medicure as an advisor,” stated Medicure’s President and CEO, Albert D. Friesen, PhD.

AGGRASTAT® Update

During the third quarter of fiscal 2008, sales of AGGRASTAT® improved over the prior quarterly results by $379,000 but were lower as compared to the same period in fiscal 2007.

“We were very pleased with the data recently presented on AGGRASTAT® at the Late Breaking Sessions of the American College of Cardiology 57th Annual Scientific Session,” commented Dr. Friesen. “While revenues were lower than the same quarter in the previous fiscal year, we are encouraged to see growth over the second quarter of fiscal 2008,” stated Dr. Friesen.

Following the fiscal quarter, Medicure’s Vice President, Marketing, Brian Best resigned from his current position due to personal reasons but will continue to remain active with the Company in an advisory role going forward. Brian will advise the commercial operations along with Bonnie Zell, former VP of Sales with Millennium Pharmaceuticals, Inc. “Brian and Bonnie’s leadership has been instrumental in building a highly skilled sales force and commercial operation at Medicure”, stated Dr. Friesen. “We are confident that we have a strong commercial plan in place and look forward to their continued leadership as advisors to build our commercial operation.”

“I continue to be optimistic about the long-term prospects for AGGRASTAT® and while my position is changing, I look forward to my continued involvement with the team,” commented Brian Best.

Financial Results:

Net product revenues for the third quarter of fiscal 2008 were $703,000 compared to $2,522,000 for the same period in fiscal 2007. Revenues for the nine month period to date were $1,506,000 compared to $4,221,000 in the same period last year.

AGGRASTAT® revenues were lower for the three and nine month periods ended February 29, 2008 as compared to the same periods in fiscal 2007 for several reasons including the reconfiguring of the Company’s commercial operations during the first quarter of fiscal 2008. While the Company’s focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and has since transitioned to an internally managed and more cost effective operation. This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues.

Research and development expenditures were $6,251,000 in the third quarter of fiscal 2008 as compared to $6,518,000 in the same period of fiscal 2007. Research and development expenditures were slightly lower as compared to the same period in fiscal 2007 due to the completion of the Phase 3 MEND-CABG II study in the third quarter of fiscal 2008. Research and development expenditures for the nine month period to date were $28,720,000 compared to $13,119,000 for the same period last year.

Selling, general and administrative expenditures decreased by $801,000 to $2,624,000 during the three-month period ended February 29, 2008 as compared to $3,425,000 in the same period in fiscal 2007. The Company utilized a contracted sales force in the prior fiscal year, but changed to an internal sales force in the first quarter of fiscal 2008. This change has resulted in lower costs incurred in the current fiscal quarter related to AGGRASTAT® operations. Other selling, general and administrative expenditures in the current fiscal quarter are consistent with the same period in fiscal 2007. Selling, general and administrative expenditures for the nine month period to date totaled $9,720,000 compared to $7,243,000 for the same period in fiscal 2007.

During the three and nine month periods ending February 29, 2008, the Company recorded a write-down of $13,057,000 for intangible assets related to MC-1 and AGGRASTAT®. During the quarter ending February 29, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long lived assets for impairment. In particular, during the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company has decided to discontinue at this time the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share has triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063. Section 3063,

Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets.

As a result of the above noted items, the financial results for the three-month period ended February 29, 2008 include a consolidated net loss from operations of $22,675,000 or $0.17 per share, compared to $8,365,000 or $0.08 per share for the three-month period ended February 28, 2007. The nine month year-to-date loss for fiscal 2008 was $54,697,000 or $0.44 per share, compared to $17,704,000 or $0.18 per share for the nine month period ended February 28, 2007.

At February 29, 2008 the Company had cash and cash equivalents totaling $29,245,000, which includes $11,812,000 of restricted cash, as compared to $31,770,000 as of May 31, 2007.

The Company believes it has sufficient resources to fund operations into the first quarter of fiscal 2009. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s AGGRASTAT® operations, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company has experienced a loss of $54,697,495 and negative cash flows from operations of $36,526,616 in the nine month period ended February 29, 2008, and the Company has accumulated a deficit of $132,528,447 as at February 29, 2008. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements and long-term debt obligations through the first quarter of fiscal 2009 without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and continue to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all or that it will increase product revenue.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing the Company’s financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The Company’s financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three-month period ended February 29, 2008 is accessible on Medicure's website at www.medicure.com.

Notification of Conference Call:
Date:	Tuesday, April 15, 2008
Time:	8:30 AM Eastern Time
Telephone:	1-416-340-8010 or 1-866-540-8136
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:	1-416-695-5800 or 1-800-408-3053
Passcode:	3258982
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	April 22, 2008

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007 and the Company’s MD&A for the third quarter ended February 29, 2008.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com